

## Contents

|                                                         |        |
|---------------------------------------------------------|--------|
| Report of Independent Registered Public Accounting Firm | 1      |
| Financial Statement                                     |        |
| Statement of Financial Condition                        | 2      |
| Notes to Financial Statement                            | 3 – 11 |